Exhibit 99.1

AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT (the “Amendment”) is dated as of this 27th day of November, 2024 by and between SOLOWIN HOLDINGS, a Cayman Islands exempted holding company, (the “Company”) and __________ (the “Investor”). The Company and the Investor are referred to individually as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Company and the Investor entered into a Securities Purchase Agreement dated November 15, 2024 (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell to the Investor an aggregate of 500,000 ordinary shares, par value $0.0001 (the “Ordinary Shares”) at a purchase price of $2.00 per share through two closings. The first closing was on November 18, 2024, in which the Investor purchased 192,300 Ordinary Shares for $384,600, and the second closing will be on or before November 29, 2024 (the “Second Closing”), in which the Investor will purchase an additional 307,700 Ordinary Shares for $615,400.

WHEREAS, the Company proposed to amend its authorized and issued share capital to create a dual class of shares (the “Dual Class Proposal”). As a result, at the Second Closing, (i) where such Dual Class Proposal was approved and adopted by the Company, the Investor would subscribe for Class A Ordinary Shares in the authorized share capital of the Company, and (ii) where such Dual Class Proposal was not approved and adopted by the Company, the Investor would continue to subscribe for Ordinary Shares in the authorized share capital of the Company.

WHEREAS, the Company and the Investor agreed to postpone the date of the Second Closing.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Capitalized Terms and Recitals. All capitalized terms used herein shall have the same meanings ascribed to them in the Securities Purchase Agreement, unless otherwise defined in the Amendment. The Recitals are incorporated herein by reference.

2. Amendment to Securities Purchase Agreement. Section 2.2(b) of the Securities Purchase Agreement shall be hereby deleted and replaced as follows:

“(b) Second Closing. Subject to the terms and conditions set forth in this Agreement, the Company shall issue and sell to the Investor, and such Investor shall purchase from the Company (i) where the Company has amended its authorized and issued share capital to create a dual class of shares (the “Dual Class Proposal”) 307,700 Class A Ordinary Shares in the authorized share capital of the Company, and (ii) where such Dual Class Proposal was not approved and adopted by the Company, 307,700 Ordinary Shares in the authorized share capital of the Company on or before December 31, 2024 (the “Second Closing Date”) for an aggregate of $615,400 (the “Second Closing”). The First Closing and the Second Closing are each referred to in this Agreement as a “Closing.” The First Closing Date and the Second Closing Date are sometimes referred to herein as a “Closing Date.” All Closings shall take place remotely via the exchange of documents and signatures at such time and place as the parties mutually agree upon, orally or in writing.”

3. Governing Law. This Assignment shall be governed by and construed and enforced in accordance with the laws of the State of New York.

4. Counterparts; Facsimile. This Assignment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5. Incorporation. Except as otherwise amended herein, all other terms and conditions of the Securities Purchase Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered to be effective as of the date first above written.

SOLOWIN HOLDINGS

By:
Name:	Shing Tak Tam
Title:	Chief Executive Officer

INVESTOR